

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2017

Richard Xu
Chief Executive Officer
Atlantic Acquisition Corp.
1250 Broadway, 36th Floor
New York, NY 10001

> **Re:** **Atlantic Acquisition Corp.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 26, 2017**
> **File No. 333-214287**

Dear Mr. Xu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in letter dated our November 9, 2016.

Description of Securities, page 82

Rights, page 83

1. We note your response to our prior comment 2. Please clarify the first sentence here and similar disclosure on page 8 that rights will automatically convert to the extent you are the surviving entity on consummation of an initial business combination and that rights holders will be required to affirmatively elect to convert to the extent you are not the surviving entity.

2. We note your response to our prior comment 2 and to comment 4 in our letter October 6, 2016. Please confirm to us your understanding that to the extent you are not the surviving entity, the surviving entity would need to register (or rely on an available exemption for) the issuance of securities to rights holders on conversion.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Giovanni Caruso, Esq.
        Loeb & Loeb LLP